UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Form C-U: Progress Update_____

Form C/A: Amendment to Offering Statement: _____

Check box if Amendment is material and investors must reconfirm within five business days.

X Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer: Spartan Bitcoin Mining

Legal status of issuer: Corporation

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization: September 9, 2022

Physical Address of Issuer: 1309 Coffeen Ave, STE 6386, Sheridan, WY 82801

Website of Issuer: www.Spartanbitcoinmining.com

Current number of employees: 2

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Spartan Bitcoin Mining, a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at SpartanBitcoinMining.com. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as mat be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Spartan Bitcoin Mining (the "Company") is a Wyoming corporation, formed on September 9, 2022.

The Company is located at 1309 Coffeen Ave, STE 6386, Sheridan, WY 82801.

The Company's website is www.spartanbitcoinmining.com

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS

The Company's main business is Bitcoin Mining. The Company earns revenues from Bitcoin Mining by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin's network and network participants benefit from the Company's verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt. The Company only mines Bitcoin.

RISK FACTORS

We have limited operating history, which makes our future performance difficult to predict. We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives. Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive or confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

INDUSTRY RELATED RISKS

The Company's profitability will depend significantly on cryptocurrency prices. The Company's business model is largely dependent upon sustained valuations of the cryptocurrencies expected to be mined in connection with the Project. Significant and sustained reductions in the trading prices of cryptocurrencies mined as a part of the Company's operations could significantly reduce or eliminate the Company's ability to generate operating profits and make distributions in respect of the Units. In addition to normal market activity, the value cryptocurrencies that we mine or otherwise hold could be negatively impacted by malicious attacks, exploits or bugs that hinder the functionality or desirability of such protocols. The Company may be subject to significant regulatory hurdles. The regulatory landscape for companies operating in the cryptocurrency space is rapidly evolving, and there remains significant risk that state or federal legislation could be adopted that would limit the profitability of the Company's operations or even prevent such operations altogether. Additionally, the Project may be subject to a variety of state and local regulations and restrictions around its operation, particularly with respect to energy requirements. If the Project is unable to obtain required permits or to contract for the requisite electricity usage, it could significantly and negatively impact the Company's ability to generate profits. Cryptocurrency Mining-Related Risks. Spartan Bitcoin's future success will depend in large part upon the value of bitcoin; the value of bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings. There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make Spartan Bitcoin less competitive and ultimately adversely affect the business and the value of the Company. To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoins earned by mining in the market, resulting in a reduction in the price of bitcoins that could adversely impact the Company, and similar actions could affect other cryptocurrencies. If a malicious actor or botnet obtains control of more than 50% of the processing power on a cryptocurrency network, such actor or botnet could manipulate blockchains to adversely affect the Company, which would adversely affect an investment in Spartan Bitcoin or its ability to operate. Cryptocurrency inventory, including that maintained by or for Spartan Bitcoin, may be exposed to cybersecurity threats and hacks. The Company is subject to risks associated with Spartan Bitcoin's need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as Spartan Bitcoin. If the award of coins for solving blocks and transaction fees are not sufficiently high, the Company may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to the Company's failure to achieve profitability. Spartan Bitcoin's dependence on third-party software and/or personnel may leave it vulnerable to price fluctuations and rapidly changing technology. The Company's profitability could be negatively impacted by our inability to benefit from protocol forks. Depending on the specifics of a given protocol and various technical factors related to mining operations, we may not be able to realize the benefit of certain events (known as "forks") in which a significant percentage of the mining operations with respect to a particular cryptocurrency protocol elect to adopt a new version of the protocol software. In most cases we will be forced to choose whether to adopt the updated protocol software or to continue mining on the old protocol, and there will be no way of knowing which option will ultimately provide a better outcome for our mining operations. The Company may be subject to significant regulatory hurdles. The regulatory landscape for companies operating in the cryptocurrency space is rapidly evolving, and there remains significant risk that state or federal legislation could be adopted that would limit the profitability of the Company's operations or even prevent such operations altogether. Additionally, the Project may be subject to a variety of state and local regulations and restrictions around its operation, particularly with respect to energy requirements. If the Project is unable to obtain required permits or to contract for the requisite electricity usage, it could significantly and negatively impact the Company's ability to generate profits. Shifts away from proof of work mining could severely hamper our profitability, as could the deflationary economics inherent to many cryptocurrencies. Many cryptocurrency protocols are in various stages of transitioning to proof of stake validation, which could ultimately significantly reduce, if not eliminate, the need for mining operations of the sort being pursued by the Company. But even if bitcoin and other significant cryptocurrency continue to rely on proof of work mining, a glut of unnecessary computing power available for such operations could negatively affect their profitability. Further, if block rewards and transaction fees do not remain sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which will likely lead to our failure to achieve profitability. Our dependence on third-party software, technology and/or personnel may leave us vulnerable to price fluctuations and security issues. In order to remain operational, let alone competitive, the Company will need to rely on a variety of thirdparty technologies, both for its mining operations and for the storage of any cryptocurrency generated by such operations. Sourcing such technology may prove difficult, and may expose the Company to significant risk of overpayment and fraud. Mining equipment in particular is challenging to obtain in the current market environment, and the Company may be forced to purchase equipment from sellers and brokers about which the Company may not have complete information. If the Company were to pay for equipment that is ultimately delivered late or not at all, or with impaired functionality, the Company will be unlikely to achieve profitability and may not be able to recover any or all of its investment in such equipment. Our business could be negatively impacted by cyber security threats, attacks and other disruptions. The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

DIRECTORS and OFFICERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

- Gregory Tucker
- Buffy Tucker

EMPLOYEES

The Company currently has no paid employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has issued the following outstanding securities:

Type of Security	Common Units
Amount Outstanding	726,776
Voting Rights	Each holder of record of Common Units is entitled to one vote for each Common Unit held.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors (the "Board") and members may authorize and issue additional Common Units at a later date.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

$59,150.00 Notes payable to Owners

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Greg Tucker	275,000 Common	37.8%
Buffy Tucker	275,000 Common	37.8%

FINANCIAL INFORMATION

Spartan Bitcoin Mining

Profit and Loss Unaudited
October 2022 - September 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	$0.00
Expenses	
Advertising & marketing	29,500.00
Social media	900.00
Website hosting	479.88
Total Advertising & marketing	30,879.88
General business expenses	
Bank fees & service charges	1,793.00
Total General business expenses	1,793.00
Legal & accounting services	
Accounting fees	3,500.00
Legal Fees	6,285.00
Total Legal & accounting services	9,785.00
Office expenses	
Software & apps	7,186.02
Total Office expenses	7,186.02
Other Business Expenses	
Other Business Expenses	2,201.00
Total Other Business Expenses	2,201.00
Utilities	
Electricity	5,682.64
Total Utilities	5,682.64
Total Expenses	$57,527.54
NET OPERATING INCOME	$ -57,527.54
NET INCOME	$ -57,527.54

Spartan Bitcoin Mining

Balance Sheet Unaudited

As of September 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	0.00
Royalton Escrow Account	0.00
Synovus	13,806.97
Synovus Savings	10,000.00
Total Bank Accounts	**$23,806.97**
Other Current Assets	
Inventory	14,500.00
Total Other Current Assets	**$14,500.00**
Total Current Assets	**$38,306.97**
TOTAL ASSETS	**$38,306.97**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long-term N/P	59,150.00
Total Long-Term Liabilities	**$59,150.00**
Total Liabilities	**$59,150.00**
Equity	
Common stock	6,534.00
Common Stock-Other	36,684.51
Retained Earnings	-6,534.00
Net Income	-57,527.54
Total Equity	**$ -20,843.03**
TOTAL LIABILITIES AND EQUITY	**$38,306.97**

Spartan Bitcoin Mining

Statement of Cash Flows Unaudited

October 1, 2022 - April 22, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,178.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-1,200.00
Long-term N/P	59,150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**57,950.00**
Net cash provided by operating activities	**$11,771.35**
NET CASH INCREASE FOR PERIOD	$11,771.35
Cash at beginning of period	0.00
CASH AT END OF PERIOD	$11,771.35

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



Name: Gregory Tucker

Title: CEO

Date: 4/24/2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities listed.

Gregory Tucker

CEO

Buffy Tucker

COO